Skyworks Solutions, Inc.
20 Sylvan Road
Woburn, Massachusetts 01801
November 3, 2011
Via EDGAR and Overnight Delivery
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention:	Amanda Ravitz Louis Rambo Kaitlin Tillan Kristin Lochhead

Re:	Skyworks Solutions, Inc. Registration Statement on Form S-4 Filed June 17, 2011 and Amended by Amendments No. 1 & 2 File No. 333-174953
Ladies and Gentlemen:
     Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), Skyworks Solutions, Inc. (“Skyworks” or the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registrant’s Registration Statement on Form S-4, File No. 333-174953 (together with all amendments and exhibits thereto, the “Registration Statement”). The Registration Statement is not effective and no securities have been issued pursuant to the Registration Statement or otherwise in connection with the merger described in the Registration Statement.
     The Registrant is currently engaged in an arbitration in the Court of Chancery of the State of Delaware against the other party to the proposed merger, Advanced Analogic Technologies Incorporated (“AATI”). In this arbitration, the Registrant is seeking to be released from its obligations to proceed with the transactions contemplated by the Registration Statement, while AATI is seeking to compel Skyworks to consummate the transactions contemplated by the Merger Agreement.1 Developments in the arbitration proceedings, claims made in those proceedings, and information elicited in or since the commencement of those proceedings implicate various disclosures made or required to be made in the Registration Statement. Among other things, information has come to the attention of the Registrant that raise questions under

[1]	Under Delaware law, the arbitration proceedings are confidential, subject to other legal disclosure obligations, including disclosure obligations under federal securities law). Discovery is ongoing, and, as previously disclosed in the Registrant’s Current Report on Form 8-K dated October 11, 2011, a hearing on the merits is scheduled to begin in the last week of November.

Generally Accepted Accounting Principles (“GAAP”) as to AATI’s recording of certain revenue that AATI reported for the quarter ended June 30, 2011 — revenue that is included in financial statements that are set forth in (or incorporated by reference into) the Registration Statement and in pro forma combined financial statements of AATI and the Registrant included in the Registration Statement. Pending a final determination of the issues raised in the ongoing arbitration proceedings (including determination of the proper accounting treatment of the revenue referred to above), the Registrant believes that investors should not rely on the Registration Statement in these circumstances, and that the withdrawal of the Registration Statement in its entirety is therefore consistent with the public interest and the protection of investors.
     If you have any questions or comments or require further information or documentation, please contact Rod Howard of Wilmer Cutler Pickering Hale and Dorr LLP, the Company’s outside counsel, at (650) 858-6020.

Sincerely, SKYWORKS SOLUTIONS, INC.
/s/ Mark V. B. Tremallo
Mark V. B. Tremallo
Vice President and General Counsel

cc:	Rod J. Howard, Esq. Wilmer Cutler Pickering Hale and Dorr LLP